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                               June 6, 2022

       Rongguo Wei
       Chief Financial Officer
       Alset EHome International Inc.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: Alset EHome
International Inc.
                                                            Form 10-K for the
year ended December 21, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39732

       Dear Mr. Wei:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Real Estate Assets, page 43

   1. We note your disclosure related to the breakdown of your capitalized construction costs which includes an
impairment reserve of approximately $5.2 million for the years ended
                                                        December 31, 2021 and
December 31, 2020. Please tell us the nature of the impairment reserve and the reason
for establishing such a reserve. In that regard, please tell us how the establishment of such
an impairment reserve is consistent with the guidance on
                                                        impairments for long
lived assets in ASC 360-10-35. Specifically, it is noted that such guidance outlines a two
step approach based on a trigger test to the extent there are any impairment indicators
and to the extent an impairment is identified after applying the two step approach, any
impairment recognized would adjust the carrying amount of the long lived asset with
restoration of a previously recognized impairment loss being prohibited.
                                                        See ASC 360-10-35-17
and ASC 360-10-35-20.
 Rongguo Wei
Alset EHome International Inc.
June 6, 2022
Page 2
Note 2. Summary of Significant Accounting Policies
Revenue Recognition and Cost of Sales, page 76

2. We note your disclosure on page 5 that as part of the contract with NVR, upon establishment of FFB assessments on the lots, the Company is obligated to credit NVR with an amount equal to one year of FFB assessment per each lot purchased by
         NVR. Please expand your policy to disclose how you account for such credits. Your disclosure should outline whether the Company recognizes such credits as a reduction of revenue or costs of sales. In that regard, please tell us your consideration of the guidance in ASC 606-10-32-25 through 27.
Note 10. Equity, page 95

3. We note your disclosure on page 99 that on July 13, 2020, due to share grants and warrant
         exercises, the Company   s ownership percentage of Alset International
fell below 50%, the
         entity was deconsolidated in accordance with ASC 810-10-40-5 and a gain of approximately $53 million was recorded. We further note on page 68 that as of December
         31, 2021 you own 76.8% of Alset International and it is once again a consolidated subsidiary of the Company. In order to better understand the Company's accounting related to the Alset International subsidiary, please tell us the following:

                where the Company presented the gain of approximately $53 million in its statement of operations and whether the $53 million is included in the $61,346 net gain on investment in Alset International during the unconsolidated period;
                how the $61,346 was calculated and whether such "net" amount related to the
              Company reestablishing control and therefore consolidating Alset International again;
                the facts and circumstances that led to the Company reestablishing control; and
                how the Company considered the guidance in ASC 805 when considering the accounting once the Company reestablished control of Alset International.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429
with any questions.



FirstName LastNameRongguo Wei                                   Sincerely,
Comapany NameAlset EHome International Inc.
                                                                Division of
Corporation Finance
June 6, 2022 Page 2                                             Office of Real
Estate & Construction
FirstName LastName